Exhibit 23.1

CONSENT OF
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors

SONDE RESOURCES CORP.

We consent to the use of our reports, dated March 25, 2011, relating to the consolidated financial statements of Sonde Resources Corp. (which audit report expresses an unqualified opinion and includes emphasis of matter paragraphs regarding changes in accounting policies and material uncertainties that may raise significant doubt about the Company's ability to continue as a going concern) and the effectiveness of Sonde Resources Corp.'s internal control over financial reporting appearing in this Annual Report on Form 40-F of Sonde Resources Corp. for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Calgary, Canada
March 25, 2011